For Release: June 10, 2026 Attention: Business Editors VERSABANK FOUNDER AND PRESIDENT, DAVID TAYLOR, HONOURED AND GUEST SPEAKER IN THE GROUNDS OF WESTMINSTER ABBEY, LONDON, UK Ceremony Marked Launch of Monarchy and Democracy: A History of Leadership, a New Publication Highlighting Achievement and Progress Across Social, Technological, Commercial and Cultural Spheres LONDON, ON/CNW - VersaBank (the “Bank”) (TSX: VBNK; NASDAQ: VBNK) today announced that Founder and President, David Taylor, was selected to appear in a new publication entitled Monarchy and Democracy: A History of Leadership, an official History of Parliament project. Monarchy and Democracy “explores the past 100 years – one of the most politically and socially transformative periods in modern history – and the role the Crown has played in the development of democracy across the UK and the Commonwealth, highlighting examples of achievement and progress across social, technological, commercial and cultural spheres”. Mr. Taylor’s career accomplishments were recognized yesterday during the launch of the publication in the grounds of Westminster Abbey in London, UK. In his address at the event, Mr. Taylor described his emigration from the UK to Canada, growing up in Northern Canada, his passion for flying and, most notably, his pride in VersaBank’s role in the significant innovations introduced over the past few decades that have helped shape and evolve the banking and financial industry. “Time and again, it has been proven that democracy fosters stable, transparent, and predictable environments that support business growth, investment and long-term economic prosperity,” said David Taylor, Founder and President, VersaBank. “Notably, with respect to innovation, it provides a framework to ensure entrepreneurs have access to the resources to support new business concepts. As the Manchester-born, Canada-raised founder of what has become a North American leader in cloud-based, business-to-business digital banking, I am thrilled to be part of this project. I am immensely proud of my British heritage and my continuing ties to the United Kingdom, and I would like to thank St. James House for the recognition of my achievements, and those of our Bank, as well as the opportunity to share in this incredible celebration.” Dr. Jennifer Davey, Director at the History of Parliament Trust, says, “The book not only explores the history and evolution of UK and Commonwealth governance and the shift to a constitutional monarchy, but also profiles a selection of organisations invited to join the project based on their relevance to the themes of leadership, innovation, sustainability and governance.” Stephen van der Merwe, a Group Director at the SJH Group, says, “Through in-depth interviews with the leaders of organisations such as VersaBank, and by spotlighting their work, Monarchy and Democracy provides a compelling, first-hand perspective on how today’s organisational leaders are shaping the future in a wide range of areas, including governance, education, charitable work, enterprise and industry.”

−2− ABOUT MONARCHY AND DEMOCRACY: A HISTORY OF LEADERSHIP An official History of Parliament project, this landmark book is being produced in partnership with leading publisher St. James’s House – an imprint within the SJH Group. Written by a team of prominent academics and award-winning authors, including royal experts Robert Jobson, Russell Myers and Katie Nicholl, this beautifully presented hardback explores the evolving roles of Crown and Parliament in the leadership of the UK and the Commonwealth. Harking back to the origins and impact of one of the most significant pieces of legislation in British history, the Act of Settlement 1701, the book goes on to document the shifts in power past and present, culminating in the transformative political and social changes of the past 100 years. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point- of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized DepositsTM. VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 540-7486 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X (formerly Twitter)

−3− David Taylor, VersaBank Founder and President, speaking in the grounds of Westminster Abbey at the launch of Monarchy and Democracy: A History of Leadership.